Correspondence

ZOOMPASS HOLDINGS, INC.

2455 Cawthra Rd, Unit 75

Mississauga, ON LSA3P1, CANADA

May 12, 2020

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Mr. Matthew Crispino,

Re:       Zoompass Holdings Inc.

Form 8-K

Filed April 21, 2020

File No. 000-55792

Dear Mr. Crispino:

On behalf of Zoompass Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments set forth in your letter dated May 1, 2020. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 8-K filed April 21, 2020

General

Comment 1. Please revise your current report on Form 8-K to provide the information about Blockgration Global Corp. required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K.

Response 1.    Zoompass Holdings, Inc. ("Zoompass Holdings" or the "Company") submits that audited financial statements were not required to be filed in the referenced Form 8-K, but instead must be filed, and indeed the Company plans to so file, within 71 days of the filing date of the original Form 8-K pursuant to Item 9.01(a)(4), by amendment thereof, as the Company is not subject to the requirements of Item 9.01(c).

United States Securities and Exchange Commission

Division of Corporation Finance

May 12, 2020

Item 2.01(f) of Form 8-K requires that if an issuer is, immediately prior to the transaction reported on the Form 8-K, a shell company as defined under Rule 12b-2 of the Exchange Act, the issuer must supply information that would be required if the issuer were filing a general form for registration of securities on Form 10. This is generally referred to as “Form 10 Information.” Rule 12b-2 of the Exchange Act defines a “shell company” as:

a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The definition of a “shell company”, in essence, defines an issuer that has no purpose. Unfortunately, the definition is intentionally vague given that each issuer may have different levels of asset requirements and operations. An oil and gas issuer would have much different asset profile than a FinTech issuer. The Commission has determined that the key determinate is the combination of a lack of operations and lack of real assets. A Company having both nominal operations and nominal assets (generally excluding cash and cash equivalents) is deemed a “shell company.”

In the present case, the Company is a FinTech company that develops and licenses financial services, and provides consultancy services related thereto. “Fintech” is the term used to refer to innovations in the financial and technology crossover space, and typically refers to companies or services that use develop and use technology to provide financial services to businesses or consumers.

United States Securities and Exchange Commission

Division of Corporation Finance

May 12, 2020

The Company was originally formed in 2013, but in 2016 completed a business combination with Zoompass, Inc., an Ontario, Canada corporation ("Zoompass"). Zoompass was then engaged, and continues to be engaged, in the FinTech. Since the acquisition of Zoompass in 2016, the Company has been consistently engaged, without interruption, in the development and licensing of FinTech intellectual property, and in consulting services with clients regarding their FinTech needs and potential solutions. In short, the Company maintains a business consisting of the continued development of FinTech intellectual property and other related assets, and providing consultancy and other services to clients related thereto. The development arm or aspect of the business operations result in periodic acquisition and disposition of particular FinTech assets as the Company seeks the most effective and profitable solutions to offer to its clients. For example, Zoompass had previously acquired assets related to mobility solutions (a subset of FinTech related to solutions that help organizations/businesses promote the use of mobile devices, securely and efficiently, enhancing business productivity), and the Company elected in early 2018 to phase out those operations by gradually reducing new business during first fiscal quarter of 2018 and eventually settled all the remaining orders and obligations from mobility solution by end of March 2018. Also, in late 2018, the Company acquired certain business assets that represents a business from Virtublock Global Corp. (“Virtublock”, “VGC”). The Virtublock assets consisted of IP related to cryptocurrency exchange/wallet, certain strategic partnerships and customer contracts/contacts. For the next 16 months, the Company further developed its IP and customer contacts in this specific FinTech area. In February 2020, the Company cancelled the acquisition of Virtublock but with the caveat that each party acknowledged and agreed that no party has or shall have any claim with respect to intellectual property, software or other assets owned by any other party and that no agreements exist or remain unsatisfied with respect to the transfer of any asset from a releasing party to any other party.

As a FinTech solutions developer, and via such development or acquisitions, periodic owner of specific FinTech assets, and as a consultancy, the asset profile of the Company is sometimes limited and periodically consists of cash and cash equivalents. But as noted above, the Company’s business is not as simple as operating a single specific set of FinTech assets intendedfor a particular purpose/result. The FinTech industry is a developing and quickly moving industry, and the Company’s operations focus on accumulating and developing IP and customer contacts and relationships with which it can further develop and/or acquire, or both, a suite of effective and marketable assets. As a result, there is periodically no need for greater assets for the Company, and indeed, immediately prior to the acquisition described in the referenced Form 8-K, the Company required few assets to operate its development and consultancy business other than its business know how related IP, its client/customer contacts, etc. The Company has several key employees/officers/directors – this is not a “one man shop” indicative of a shell. The Company’s team worked on a weekly basis with the principals and representatives of its clients to build FinTech strategies and solutions utilizing the know how accrued over time and, in part, through the several transactions described above. And as described, the Company has acquired two sets of assets that it further developed, through which it continued to develop its FinTech IP and customer relationships. As a result of this collection of activities, collected IP, continued efforts of the Company’s team, periodic transactions, etc., the Company very much had and has greater than “nominal operations” at all relevant times.

United States Securities and Exchange Commission

Division of Corporation Finance

May 12, 2020

As the Company does not believe it meets the definition of a “shell company” as defined by Rule 12b-2 of the Exchange Act, the Company is not required to provide Form 10 Information as required by Item 2.01(f).

Accordingly, the financial information required under Item 9.01, generally, will be filed by the Company, by amendment to the Form 8-K, no less than 71 calendar days after the initial filing of the Form 8-K pursuant to Item 9.01(a)(4) as the Company is not subject to the requirements of Item 9.01(c).

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Very truly yours,
/s/ Emanuel Bettencourt
Emanuel Bettencourt Chief Executive Officer

cc: Scott L. Kline